[LETTERHEAD OF K&L GATES LLP]

October 10, 2008

Via EDGAR and Overnight Delivery

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549-6010
Re:	NIVS IntelliMedia Technology Group, Inc.
Registration Statement on Form S-1
Filed on August 13, 2008
File No. 333-153005

Dear Mr. Spirgel:

On behalf of NIVS IntelliMedia Technology Group, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 1 on Form S-1/A (“Amendment No. 1”) to the registration statement on Form S-1 that was originally filed on August 13, 2008 (the “Original Filing”). We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Original Filing. We have been advised that changes in Amendment No. 1 compared against the Original Filing, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Original Filing, the Commission issued a comment letter dated September 12, 2008. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

General

1.
Comment: We note that you have filed your quarterly report on Form 10-Q for the quarter ended June 30, 2008. Please revise your registration statement, as appropriate, and update your financial statements as required under Rule 3-12 of Regulation S-X.

Response: We respectfully note your comment and have updated the financial statements accordingly.

2.
Comment: As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the FINRA informing us that FINRA has no additional concerns.

Response: We respectfully note your comment and will inform you as soon as FINRA has completed its review of the underwriter compensation. We will have FINRA contact you at such time it has completed its review.

Larry Spirgel
October 10, 2008

3.
Comment: We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments. Furthermore, we remind you to provide us with sufficient time to review any requests for confidential treatment you may be submitting in connection with the filing of your exhibits.

Response: We respectfully note your comment and supplementally inform you that the Company intends to file the legality opinion with the next amendment to the registration statement. We have filed a form of the underwriting agreement as Exhibit 1.1 to the registration statement. We respectfully note your comment regarding confidential treatment requests.

Registration Statement Cover Page

4.	Comment: Please provide the name, address and telephone of the company's agent for service in the United States.

Response: We respectfully note your comment and have provided information of the Company’s agent for service of process on the cover page.

Prospectus Summary, page 1

5.
Comment: Please revise your disclosure throughout the registration statement to clearly identify the entity to which you are referring. References to you, "the company," or "NIVS" should only refer to the registrant, not to any operating entity or any other parties. In other areas of disclosure, such as the biographical information about your officers and directors, you should also provide disclosure with respect to the registrant.

Response: We respectfully note your comment and have revised the disclosures, including the biographical information about the Company’s officers and directors, to more clearly identify references to the registrant.

6.
Comment: We note your statement that in July 2008, you entered into a consulting agreement with Nascent Value LLC, pursuant to which Nascent will provide you certain business consulting and investor relation services. Please describe any relationship or common ownership between you, or any of your affiliates, and Nascent.

Response: We respectfully note your comment and have revised the disclosures accordingly. The Company confirms that there is no relationship or common ownership between the Company, or any of its affiliates, and Nascent, other than the Company’s arrangement with Nascent for investor relation services.

Risk Factors

We may need additional capital to implement our current business strategy ..., page 9

7.
Comment: We note your statement that as of the date of the filings you do not intend to conduct a public offering financing. Since this is the initial public offering of your common stock, please revise this statement as necessary.

Response: We respectfully note your comment. We have revised the risk factor to clarify the statement.

Recent PRC regulations relating to acquisition of PRC companies by foreign ..., page 14

8.
Comment: We note your disclosure in the carryover paragraph on pages 14 to 15 regarding the advice you received from NIVS’ PRC counsel, Guangdong Laowei Law Firm. Please file a consent from counsel to this reference.

Response: We respectfully note your comment and have filed a consent from counsel as Exhibit 23.3 to the registration statement.

Larry Spirgel
October 10, 2008

Capitalization, page 23

9.	Comment: Disclose in a separate column, following the actual capitalization amounts, the pro forma impact of your post balance sheet date private placement transactions.

Response: We respectfully note your comment and the Company has revised the disclosures in the Capitalization section accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 27

10.
Comment: The purpose of the MD&A is to provide readers information "necessary to an understanding of [a company's] financial condition, changes in financial condition and results of operations." In other words, MD&A should be a discussion and analysis of a company's business as seen through the eyes of those who manage that business. For example, you need to provide a discussion and analysis as to why revenues increased for various product categories (such as, standard audio equipment, televisions, DVB set-top boxes, DVD players, etc.), reveal key performance measures and disclose known material trends and uncertainties (such as, the impact of declining average selling prices of your existing products, your ability to compete effectively in light of the short life cycle of your products, your historical reliance on sales derived from original equipment manufacturers, the extent to which you have faced rising prices and shortages of raw materials used to manufacture your products, and anticipated increases in expenses due to contributions to the PRC housing assistance fund for your employees and recent changes in Chinese labor laws). Accordingly, please revise and provide a more detailed discussion of the material components of revenue growth for all periods presented to satisfy the principal objectives of the MD&A. Further, with respect to your explanations of cost of goods sold, gross profit and all other line items shown, revise to:

•
clearly disclose and quantify each material factor that contributed to the change in each line item, for example, analyze and discuss variable (such as, critical raw materials and components) and fixed costs in cost of goods sold;

•	provide insight into the underlying business drivers or conditions that contributed to these changes; and

•
describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response: We respectfully note your comment and have revised the disclosure in light of the principal objectives of the MD&A.

11.	Comment: We note that a small number of customers account for a substantial amount of your revenues. Please identify any customers that accounted for 10% or more of your revenues.

Response: We respectfully note your comment and have revised the disclosure to identify customers that accounted for 10% or more of the Company’s revenues.

Larry Spirgel
October 10, 2008

Liquidity and Capital [Resources], page 32

12.
Comment: For each period presented, please revise your disclosure to include an analysis of the components of the statements of cash flows that explains the significant period-to-period variations in the line items (e.g. provide an explanation of the significant change in your inventory, advances to suppliers, customer deposits, etc.). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows.

Response: We respectfully note your comment and have revised the disclosure to include an analysis of the components of the statements of cash flows.

13.
Comment: Please describe (or provide a clear cross reference) any legal or economic restrictions on the ability of your subsidiaries to pay dividends or effect such other distributions, including restrictions under PRC law, and the impact, if any, of such restrictions on your ability to meet your cash obligations.

Response: We respectfully note your comment and have revised the disclosure to describe such restrictions and its impact on the Company’s ability to meet its cash obligations.

14.	Comment: Please disclose how you have used, or intend to use, the proceeds from your July and August 2008 private placement.

Response: We respectfully note your comment and have revised the disclosure to indicate how the Company has used and intends to use the private placement proceeds.

15.
Comment: Please provide a more detailed discussion of your ability to meet your long-term liquidity needs and provide greater insight into the length of time beyond twelve months that the sufficiency will extend. We consider "long-term" to be the period in excess of the next 12 months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Response: We respectfully note your comment and have revised the disclosure to further discuss the Company’s ability to meet its long-term liquidity needs and the extent of the sufficiency.

Contractual Obligations, page 34

16.
Comment: We note your disclosure on page 40 regarding certain long-term contracts with your suppliers. Please tell us what consideration you have given to providing disclosure under Item 303(a)(5) of Regulation S-K with respect to any purchase obligations.

Response: We respectfully note your comment and have revised the disclosure to clarify that the Company has a number of longstanding business relationships with certain suppliers as opposed to long-term contracts.

Description of Business

Supply of Raw Materials, page 40

17.
Comment: We note that as of March 31, 2008, your top three suppliers of raw materials accounted for 58% of your raw material purchases, compared with 18.8% for the year ended December 31, 200[7]. Please revise to discuss the reasons for the significant shift in suppliers.

Response: We respectfully note your comment and have revised the disclosure to discuss the reasons for the shift in suppliers. Please note that as of June 30, 2008, the Company’s top three suppliers of raw materials accounted for 33.7% of its raw material purchases.

Larry Spirgel
October 10, 2008

Competition, page 43

18.	Comment: Please revise to provide more detail on the particular markets in which you compete and your relative competitive position.

Response: We respectfully note your comment and have revised the disclosure to further describe the Company’s markets and competitive position.

Management

Executive Compensation

Compensation Discussion and Analysis, page 50

19.
Comment: Please provide separate and distinct disclosure of the executive compensation of the officers and directors of the registrant in 2007 and the executive compensation paid by NIVS BVI (or other NIVS entity) to the registrant's current officers and directors.

Response: We respectfully note your comment and have revised the section to provide separate and distinct disclosure regarding executive compensation for NIVS BVI and the registrant.

Consolidated Financial Statements

Report of Independent Registered Accounting Firm, page F-2

20.
Comment: We note that your audit report was signed by an audit firm based in New York. We also note that you conduct almost all of your operations, generate substantially all your revenues and locate your assets in China. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in New York.

Response: We respectfully note your comment and the Company’s auditor confirms that the majority of the audit work was performed in China and that a large portion of its staff is of Chinese descent and speaks Mandarin. The Company’s auditor has communicated to the Company that, based on the foregoing, the auditor has concluded that it is appropriate for it to issue an audit report for the Company.

21.
Comment: We note your financial statements have been adjusted to reflect the recapitalization transactions consummated subsequent to your balance sheet date, as disclosed in footnote 1. Have your auditor explain to us their consideration of this disclosed subsequent event when dating their audit report.

Response: We respectfully note your comment and the Company’s auditor has revised the date of its audit report as it relates to note 1 to the financial statements.

Consolidated Balance Sheet, page F-2

22.	Comment: Please fully disclose the nature and terms of the items classified within the balance sheet line-item "Customer Deposits."

Response: We respectfully note your comment and inform you that the disclosure regarding “Customer Deposits” in Note 11 to the financial statements have been revised to provide additional information regarding Customer Deposits.

Larry Spirgel
October 10, 2008

Consolidated Statement of Operations, page F-3

23.	Comment: Please revise the amount identified as cost of goods sold to include the disclosures called far in SAB 11:B.

Response: We respectfully note your comment and inform you that the notes to the financial statements have been revised to indicate that depreciation is included in cost of sales (Note 9) and amortization is included in cost of sales (Note 10).

Consolidated Statements of Cash Flows, page 41

24.
Comment: Separately present the provision for bad debts as an adjustment to reconcile net income (loss). See footnote 17, paragraph 115 of SFAS 95. Also tell us how much of your trade accounts receivable at March 31, 2008 and December 31, 2007 have been collected as of the latest practicable date.

Response: We respectfully note your comment and the Company has revised the Consolidated Statement of Cash Flows accordingly.

Note 1 - Description of Business and Organization, page F-7

25.
Comment: Fully disclose all of the terms of your reorganization and acquisition transactions. We note there is no mention within this footnote of NIVS BVI’s purchase of the equity of NIVS PRC, described in the first risk factor on page 18.

Response: We respectfully note your comment and the Company has revised the disclosure in Note 2 to the financial statements to provide the terms of the Company’s reorganization and acquisition transactions and to describe NIVS BVI’s purchase of the equity of NIVS PRC.

Note 2.b. - Basis of consolidation, page F-8

26.
Comment: We note in the first risk factor on page 18 that the PRC government has the discretion to prevent NIVS BVI from participating in the profits of NIVS PRC until the $8.7 million amount owed for the equity interest is paid. Explain to us your basis under GAAP for consolidating NIVS PRC prior to paying for the NIVS PRC equity. Refer us to the accounting literature that supports your consolidation policy.

Response: We respectfully note your comment and inform you that the Company has indicated that the unpaid capital was previously paid and no amounts are outstanding. As are result, the risk factor on page 18 has been removed.

27.
Comment: In light of Mr. Li's rights, as described in the first risk factor disclosed on page 19, it is unclear how you control NIVS PRC. Please provide us your analysis as support of your consolidation policy.

Response: We respectfully note you comment and the Company has revised the risk factor to clarify that the Company’s control of NIVS PRC is not impaired by Mr. Li’s rights as a minority shareholder of NIVS PRC.

Note 4 - Advances to Suppliers, page F-14

28.
Comment: We note that advances paid to suppliers are for the purchase of raw material and equipment. Your contracts with suppliers do not have specific terms on receipt date for the purchase or specific terms on refund or repayment. It is unclear to us why you believe it is appropriate to record these costs as an asset. Please refer to a definition of an asset and advise us. Also, tell us if you own the raw material and equipment acquired by the suppliers under these arrangements and if so, do you have the legal right to take possession of it.

Response: We respectfully note your comment. The Company pays the deposit to suppliers for material and equipment according to the purchasing contracts. There is a specific delivery date and liability for breach of contract. If a supplier cannot fulfill its supply to the Company according to the contract, the Company has the right to get back the deposit and charge double interest on the deposit according to the interest rate during the same period in which the contract was breached. The Company owns the raw material and equipment acquired from the suppliers under these arrangements. The Company has the legal right to take possession of it. We respectfully refer you to Note 5 to the financial statements for additional information.

Larry Spirgel
October 10, 2008

Note 5 - Refundable Project Investment Paid, page F-14

29.
Comment: Disclose the nature and terms of your investment in IPTV for Residential Areas, and your accounting for it, and advise us in detail. You should explain why it is refundable and clarify whether this was an equity method investment.

Response: We respectfully note your comment and the Company has provided the requested disclosure in Note 6 to the financial statements.

30.
Comment: Disclose and explain to us, in detail, your basis for concluding that the fair value of the machinery and equipment received from Guanghua was equivalent to the fair value of your investment in IPTV for Residential Areas.

Response: We respectfully note your comment. The equipment has VAT invoices issued by the entity that provided the equipment to the Company. The invoice value of the equipment is RMB 0.1 billion.

Note 6 - Inventory, page F-15

31.
Comment: Please revise to describe the nature of cost elements included in inventory. If any general and administrative costs or license fees are included in inventory, state in a note the aggregate amount incurred in each period and the actual or estimated amount remaining in inventory at the date of each balance sheet. See Rule 5.02.6(b) of Regulation S-X.

Response: We respectfully note your comment and the Company has revised the note accordingly. Inventory includes raw material and finished goods. Finished goods contain direct material, direct labor and manufacturing overhead. There is no general and administrative expense or license fee included in inventory. We respectfully refer you to Note 7 to the financial statements for additional information.

Note 7 - Due from Related Parties, page F-15

32.
Comment: We view receivables from affiliates, such as the amount due from related parties, as being akin to unpaid subscription receivables or unpaid capital contributions. We note that the related parties listed, NIVS Investment (SZ) Co., Ltd.; Zhongkena Technology Development; Xentsan Technology (SZ) Co., Ltd.; and Hyundai Lighting & Electronic (Int'l) Holding, appear to be owned and controlled by Mr. Tianfu. If so, revise your balance sheet to present these receivables as deductions from equity, or advise. We refer you to SAB Topics 4:E and 4:G for an explanation of the Staff’s views concerning this subject.

Response: We respectfully note your comment and the Company has revised the disclosure accordingly. Specifically, we respectfully refer you to Note 8 to the financial statements for additional information.

33.	Comment: With respect to each of your related party transactions, provide all of the disclosures required by paragraph 2 of SFAS No 57 in the footnotes to your financial statements.

Response: We respectfully note your comment and the Company has revised the disclosure accordingly. Specifically, we respectfully refer you to Note 8 to the financial statements for additional information.

Larry Spirgel
October 10, 2008

Note 14 - Due to Shareholder and Related Party Transactions, page F-19

34.
Comment: We note that your borrowings from Mr. Li Tianfu do not bear interest. Your financial statements should reflect all costs of doing business, including interest expense. Please revise or advise us. Refer to SAB Topics 1:B and 5:T for guidance.

Response: We respectfully note your comment and the Company has added Note 1 to the financial statements regarding restatement of the Company’s financial statements due to the addition of imputed interest and has revised the disclosure in Note 16 to the financial statements to explain the calculation of interest.

Segment Information

35.
Comment: Please provide the enterprise-wide product-line disclosures for each group of similar products and by geographical area as required by paragraphs 37 and 38 of SFAS 131. Enterprise-wide disclosures are appropriate under paragraph 101 of SFAS 131 for all enterprises that offer a range of products and services and sell them in various geographical areas. This disclosure should include revenues from principal groups of products, such as those described under Products on page 39, and categorized by geographic location, such as those described on page 40.

Response: We respectfully note your comment and the Company has added Note 23 to the financial statements to provide the requested disclosure.

Other

36.
Comment: Refer to your disclosure on page 3 concerning the July 2008 Investor Relations Agreement. We note you "expect to recognize a charge to operations in an amount equal to approximately $765,000." With a view towards providing accounting policy footnote disclosure, explain to us how you intend to account for this agreement and your basis for this accounting under GAAP.

Response: We respectfully note your comment and the Company has added Note 24 to the financial statements to provide the requested disclosure.

37.
Comment: We note on page 32 that you are subject to the regulations of the PRC which restrict the transfer of cash from China, except under specific circumstances. It appears you should provide condensed financial statements of the parent company pursuant to 5-04(c) of Regulation S-X. Refer also to SAB Topic 6:K.2 for guidance.

Response: We respectfully note your comment and the Company has added Note 25 to the financial statements to provide the requested disclosure.

Part II

Item 16. Exhibits and Financial Statements

38.
Comment: We note that portions of your exhibits are in Chinese. Please refer to Rule 403(c) of Regulation C and Rule 306 of Regulation S-T regarding the filing or submission of documents in a foreign language and revise your filing as necessary.

Response: We respectfully note your comment and have fully translated and re-filed Exhibit 10.10 to the registration statement.

Larry Spirgel
October 10, 2008

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.

cc:	Tianfu Li, NIVS IntelliMedia Technology Group, Inc.
Kathleen Krebs, United States Securities and Exchange Commission